Exhibit 99.1

UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED OCTOBER 31, 2025

Uranium Royalty Corp. Condensed Interim Consolidated Statements of Financial Position (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		As at October 31, 2025	As at April 30, 2025
	Notes	($)	($)
Assets
Current Assets
Cash	4	72,533	12,935
Restricted cash	4	110	110
Accounts receivable		63	42
Short-term investments	5	9,793	7,147
Inventories	6	189,899	217,501
Prepaids and other receivables		254	426
		272,652	238,161

Non-current Assets
Right-of-use assets		161	189
Royalties	7	58,765	57,719
		58,926	57,908

Total Assets		331,578	296,069

Liabilities
Current Liabilities
Accounts payable and accrued liabilities		968	968
Current portion of lease liability		58	52
		1,026	1,020

Non-current Liability
Non-current portion of lease liability		125	157
		125	157

Total Liabilities		1,151	1,177

Equity
Issued capital	8	303,059	273,952
Reserves	8	3,580	3,359
Retained earnings		20,805	17,226
Accumulated other comprehensive income		2,983	355
		330,427	294,892

Total Liabilities and Equity		331,578	296,069

Commitments (Note 13)

Subsequent Events (Note 14)

Approved by the Board of Directors:

/s/Ken Robertson	/s/Neil Gregson
Ken Robertson Director	Neil Gregson Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp. Condensed Interim Consolidated Statements of Income (Loss) and Comprehensive Income (Loss) (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	Notes	For the three months ended October 31,		For the six months ended October 31,
		2025	2024	2025	2024
		($)	($)	($)	($)
Revenue
Sales of uranium inventory		—	10,862	33,164	10,862
Royalty revenue		41	41	89	41
Cost of sales
Cost of uranium inventory		—	(7,998)	(27,866)	(7,998)
Depletion		(29)	(30)	(72)	(30)
Gross profit		12	2,875	5,315	2,875

Expenses
Salaries and directors' fees	11	(292)	(298)	(625)	(574)
Office and administration	9	(1,879)	(1,469)	(3,171)	(2,849)
Professional fees and insurance		(331)	(471)	(682)	(800)
Transfer agent and regulatory fees		(288)	(223)	(466)	(349)
Share-based compensation		(446)	(292)	(530)	(381)
Operating income (loss) for the period		(3,224)	122	(159)	(2,078)

Other items
Finance cost		—	(312)	—	(312)
Interest expense		(4)	(4)	(7)	(9)
Interest income		290	129	381	368
Gain on disposal of short-term investments, net	5	4,066	—	2,350	—
Net foreign exchange gain (loss)		629	(331)	657	(401)
Income (loss) before taxes		1,757	(396)	3,222	(2,432)
Deferred income tax recovery (expense)		298	(32)	357	(154)
Net income (loss) for the period		2,055	(428)	3,579	(2,586)

Other comprehensive income (loss)
Items that will not subsequently be re-classified to net income (loss):
Gain (loss) on revaluation of short-term investments	5	2,207	(178)	2,646	(1,499)
Deferred tax recovery (expense) on short-term investments	5	(298)	32	(357)	154
Item that may subsequently be re-classified to net income:
Foreign currency translation differences		245	206	339	246
Total other comprehensive income (loss) for the period		2,154	60	2,628	(1,099)

Total comprehensive income (loss) for the period		4,209	(368)	6,207	(3,685)

Net income (loss) per share
Basic earnings (loss) per share	8	0.02	(0.00)	0.03	(0.02)
Diluted earnings (loss) per share	8	0.02	(0.00)	0.03	(0.02)
Weighted average number of shares outstanding
Basic	8	134,541,984	121,970,820	134,089,127	121,393,943
Diluted	8	135,079,440	121,970,820	134,387,036	121,393,943

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp. Condensed Interim Consolidated Statements of Changes in Equity (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

		Number of Common	Issued Capital	Reserves	Share Issuance Obligation	Retained Earnings/ (Accumulated Deficit)	Accumulated Other Compre- hensive Income (Loss)	Total
	Notes	Shares	($)	($)	($)	($)	($)	($)
Balance at April 30, 2024		120,554,333	244,397	6,316	—	22,522	2,554	275,789
Common shares issued upon exercise of warrants		3,868,762	8,665	(985)	240	—	—	7,920
Common shares issued upon exercise of options		17,750	91	(28)	—	—	—	63
Share-based compensation		—	—	381	—	—	—	381
Net loss for the period		—	—	—	—	(2,586)	—	(2,586)
Total other comprehensive loss		—	—	—	—	—	(1,099)	(1,099)
Balance at October 31, 2024		124,440,845	253,153	5,684	240	19,936	1,455	280,468
Common shares issued upon exercise of warrants		9,151,274	20,601	(2,298)	(240)	—	—	18,063
Common shares issued upon exercise of options		44,000	198	(72)	—	—	—	126
Transfer of other comprehensive income to retained earnings		—	—	(358)	—	358	—	—
Share-based compensation		—	—	403	—	—	—	403
Net loss for the period		—	—	—	—	(3,068)	—	(3,068)
Total other comprehensive loss		—	—	—	—	—	(1,100)	(1,100)
Balance at April 30, 2025		133,636,119	273,952	3,359	—	17,226	355	294,892
Common shares issued upon exercise of warrants	8	—	—	—	—	—	—	—
Common shares issued upon exercise of options	8	181,074	977	(309)	—	—	—	668
At-the-Market offering:
Common shares issued for cash		4,535,516	28,704	—	—	—	—	28,704
Agents' fees and issuance cots		—	(574)	—	—	—	—	(574)
Share-based compensation	8	—	—	530	—	—	—	530
Net income for the period		—	—	—	—	3,579	—	3,579
Total other comprehensive gain		—	—	—	—	—	2,628	2,628
Balance at October 31, 2025		138,352,709	303,059	3,580	—	20,805	2,983	330,427

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp. Condensed Interim Consolidated Statements of Cash Flows (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

	For the six months ended October 31,
	2025	2024
	($)	($)
Operating activities
Net income (loss) before tax for the period	3,222	(2,432)
Adjustments for:
Depreciation	28	28
Depletion	72	30
Interest expense	7	9
Finance cost	—	312
Interest income	(381)	(368)
Gain on disposal on short-term investments, net	(2,350)	—
Share-based compensation	530	381
Net foreign exchange (gain) loss	(657)	401
Net changes in non-cash working capital items:
Accounts receivable	(21)	13,777
Inventories	27,866	(33,796)
Prepaids and other receivables	174	272
Accounts payable and accrued liabilities	—	131
Other payables	—	(1,519)
Cash generated from (used in) operating activities	28,490	(22,774)

Investing activities
Investment in royalties	(1,044)	(11,584)
Interest received	381	367
Investment in short-term investments	(34,238)	(350)
Net proceeds from sale of short-term investments	36,588	—
Cash generated from (used in) investing activities	1,687	(11,567)

Financing activities
Proceeds from At-the-Market offering, net of agents' fees and issuance costs	28,130	—
Proceeds from common shares issued upon exercise of warrants and options	668	7,743
Proceeds from share issuance obligation	—	240
Net proceeds from finance payable	—	18,019
Payment of lease liability	(34)	(31)
Cash generated from financing activities	28,764	25,971

Effect of exchange rate changes on cash	657	201

Net increase (decrease) in cash	59,598	(8,169)
Cash
Beginning of period	12,935	21,100
End of period	72,533	12,931

The accompanying notes are an integral part of these condensed interim consolidated financial statements

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

1. Corporate Information

Uranium Royalty Corp. ("URC" or "the Company") is a company incorporated in Canada on April 21, 2017 and domiciled in Canada. URC is principally engaged in acquiring and assembling a portfolio of royalties, investing in companies with exposure to uranium and physical uranium. The Company also engages in the purchase and sale of physical uranium from time to time. The registered office of the Company is located at 1000 Cathedral Place, 925 West Georgia Street, Vancouver, British Columbia, V6C 3L2, Canada. The principal address of the Company is 1188 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 4A2, Canada.

The Company's common shares are listed on the Toronto Stock Exchange (the "TSX") under the symbol "URC". The Company's common shares are traded on the NASDAQ Capital Market under the symbol "UROY".

2. Basis of Preparation and Material Accounting Policies

2.1 Statement of compliance

The Company's condensed interim consolidated financial statements have been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board ("IFRS"), applicable to the preparation of interim financial statements including International Accounting Standard 34 Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended April 30, 2025.

These condensed interim consolidated financial statements were authorized for issue by the Company's board of directors on December 11, 2025.

2.2 Basis of presentation

The Company's condensed interim consolidated financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. The Company's condensed interim consolidated financial statements are presented in thousands of Canadian dollars ("$" or "dollars") which is also the functional currency of URC. All values are rounded to the nearest thousand except where otherwise indicated.

The accounting policies applied in the preparation of these condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company's annual consolidated financial statements for the year ended April 30, 2025. The Company's interim results are not necessarily indicative of its results for a full year.

2.3 Basis of consolidation

The condensed interim consolidated financial statements include the financial statements of Uranium Royalty Corp. and its wholly-owned subsidiaries, being Uranium Royalty (USA) Corp. ("URUSA") and Reserve Minerals, LLC ("RM"). Subsidiaries are consolidated from the date the Company obtains control, and continue to be consolidated until the date that control ceases. Control is achieved when the Company is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity.

All inter-company transactions, balances, income and expenses are eliminated through the consolidation process.

The accounts of URUSA and RM are prepared for the same reporting period as the parent company, using consistent accounting policies. The functional currency of URUSA and RM is the United States dollar. Foreign operations are translated into Canadian dollars using the period end exchange rate as to assets and liabilities and the average exchange rate as to income and expenses. All resulting exchange differences are recognized in other comprehensive income.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

3. IFRS Pronouncement

3.1 Adoption of New Accounting Standards, Interpretation or Amendments

Amendments to IAS 1 - Presentation of Financial Statements

The amendments to IAS 1 clarifies certain requirements for determining whether a liability should be classified as current or non-current and requires new disclosures for non-current liabilities that are subject to covenants within 12 months after the reporting date. The amendments are effective for annual periods beginning on or after January 1, 2024, and are required to be applied retrospectively. The amendment requires the classification of liabilities as current or non-current depending on the rights existing at the end of the reporting period and clarifies that management's expectations in respect of settlement do not affect classification. Liabilities are classified as noncurrent if the company has a substantive right to defer settlement for at least twelve months at the end of the reporting period. 'Settlement' is defined as the extinguishment of a liability with cash, other economic resources, or an entity's own equity instruments. There is an exception for convertible instruments that might be converted into equity, but only for those instruments where the conversion option is classified as an equity instrument as a separate component of a compound financial instrument. The adoption of these amendments on May 1, 2024 did not have a material impact on the Company's consolidated financial statements.

3.2 New Accounting Standards Issued but not effective

Amendments to IFRS 9 and IFRS 7 - Classification and Measurement of Financial Instruments

The International Accounting Standards Board has issued classification and measurement and disclosure amendments to IFRS 9 and IFRS 7 which are effective for years beginning on or after January 1, 2026 with earlier application permitted. The amendments clarify the date of recognition and derecognition of some financial assets and liabilities and introduce a new exception for some financial liabilities settled through an electronic payment system. Other changes include a clarification of the requirements when assessing whether a financial asset meets the solely payments of principal and interest criteria and new disclosures for certain instruments with contractual terms that can change cash flows (including instruments where cash flow changes are linked to environmental, social or governance ("ESG") targets). The Company is currently assessing the impact of this amendment on the Company's consolidated financial statements.

IFRS 18, Presentation and Disclosure in Financial Statements

IFRS 18 is a new standard that will provide new presentation and disclosure requirements and which will replace IAS 1, Presentation of Financial Statements. IFRS 18 introduces changes to the structure of the income statement; provides required disclosures in financial statements for certain profit or loss performance measures that are reported outside an entity's financial statements; and provides enhanced principles on aggregation and disaggregation in financial statements. Many other existing principles in IAS 1 have been maintained. IFRS 18 is effective for years beginning on or after January 1, 2027, with earlier application permitted. The Company is currently assessing the impact of this amendment on the Company's consolidated financial statements.

4. Cash and Restricted Cash

As at October 31, 2025, the Company held cash of $72,533 (April 30, 2025: $12,935). In addition, the Company held restricted cash of $110 (April 30, 2025: $110). Restricted cash held at October 31, 2025, and April 30, 2025, relates to security for a corporate credit card.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

5. Short-term Investments

	As at October 31, 2025			As at April 30, 2025
	($) - FVTPL	($) - OCI	($) - Total	($) - FVTPL	($) - OCI	($) - Total
Fair value, at the beginning of the period/year	—	7,147	7,147	—	9,143	9,143
Additions for the period/year	34,238	—	34,238	—	574	574
Disposals for the period/year	(36,588)	—	(36,588)	—	—	—
Gain on disposal for the period/year	2,350	—	2,350	—	—	—
Fair value adjustment due to share price change for the period/year	—	2,646	2,646	—	(2,570)	(2,570)
Fair value, at the end of the period/year	—	9,793	9,793	—	7,147	7,147

As at October 31, 2025, the fair value of the Company's short-term investments are $9,793 (April 30, 2025: $7,147) . The Company’s short-term investments are in common shares of Queen's Road Capital Investment Ltd. ("QRC") which is listed on the TSX and held as strategic interests with less than a 10% interest. The Queen's Road Capital Investment Ltd. shares are designated as FVTOCI.

During the three and six months ended October 31, 2025, the Company recorded additions of $34,238 (2024: $350) and dispositions of $36,588 (2024: nil). In addition, the Company recognized a change in fair value in short-term investments in an aggregate of $4,066 and $2,350 in net gain, respectively (2024: nil), and $2,207 and $2,646 in other comprehensive income, respectively (2024: $178 and $1,499 in other comprehensive loss, respectively). In addition, deferred income tax expense of $298 and $357, respectively, (2024: recovery of $32 and $154, respectively) was recognized in other comprehensive income.

6. Inventories

	As at October 31, 2025	As at April 30, 2025
	($)	($)
Carrying value, at the beginning of the period/year	217,501	187,090
Additions for the period/year	—	42,208
Disposals for the period/year	(27,866)	(11,975)
Royalty accruals for the period/year	264	178
Carrying value, at the end of the period/year	189,899	217,501

As at October 31, 2025, the Company holds 2,379,637 pounds of triuranium octoxide ("U3O8") (April 30, 2025: 2,729,637 pounds U3O8). The carrying value of $189,899 (April 30, 2025: $217,501) includes the Company's entitlement of the uranium production from the McArthur River mine for the Company's royalty in-kind - $439 (April 30, 2025: $178).

Pursuant to an agreement between Yellow Cake plc ("Yellow Cake") and the Company, Yellow Cake granted the Company an option to acquire at market between US$2.5 million and US$10 million U3O8 per year between January 1, 2019 and January 1, 2028, up to a maximum aggregate amount of US$21.25 million worth of U3O8 as at October 31, 2025. Yellow Cake has also agreed to inform the Company of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and the Company has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly. Furthermore, the Company and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors. No purchases occurred under this arrangement during the three and six months ended October 31, 2025.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

7. Royalties

($)
Balance, as at April 30, 2024	46,771
Additions	11,584
Depletion	(319)
Foreign currency translation	246
Balance, as at October 31, 2024	58,282
Additions	-
Depletion	(342)
Foreign currency translation	(221)
Balance, as at April 30, 2025	57,719
Additions	1,044
Depletion	(336)
Foreign currency translation	338
Balance, as at October 31, 2025	58,765

	Cost				Accumulated Depletion			Carrying Amount
	April 30, 2025	Additions	Foreign Currency Translation	October 31, 2025	April 30, 2025	Depletion	October 31, 2025	October 31, 2025
	($)	($)	($)	($)	($)	($)	($)	($)
Aberdeen project	—	1,044	—	1,044				1,044
Anderson project	7,892	—	118	8,010	—	—	—	8,010
Churchrock project	5,683	—	85	5,768	—	—	—	5,768
Cigar Lake project	4,704	—	—	4,704	—	—	—	4,704
Dawn Lake project	282	—	—	282	—	—	—	282
Dewey-Burdock project	1,471	—	22	1,493	—	—	—	1,493
Energy Queen project	70	—	1	71	—	—	—	71
Lance project	1,813	—	27	1,840	—	—	—	1,840
Langer Heinrich project	2,822	—	—	2,822	(65)	(72)	(137)	2,685
McArthur River project	11,543	—	—	11,543	(1,202)	(264)	(1,466)	10,077
Michelin project	4,262	—	—	4,262	—	—	—	4,262
Millennium and Cree Extension project	6,024		—	6,024	—	—	—	6,024
Reno Creek project	310	—	5	315	—	—	—	315
Roca Honda project	170	—	2	172	—	—	—	172
Roughrider, Russell Lake and Russell Lake South projects	5,998	—	—	5,998	—	—	—	5,998
Salamanca Project	682	—	—	682	—	—	—	682
San Rafael project	556	—	8	564	—	—	—	564
Slick Rock project	3,132	—	47	3,179	—	—	—	3,179
Whirlwind project	69	—	1	70	—	—	—	70
Workman Creek project	1,503	—	22	1,525	—	—	—	1,525
	58,986	1,044	338	60,368	(1,267)	(336)	(1,603)	58,765

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

7. Royalties (continued)

The Company's royalties are detailed below:

Aberdeen Project

During the six months ended October 31, 2025, the Company acquired a 2% gross revenue royalty on the Aberdeen uranium project in Canada. The seller retains the right to buy back one-half of the royalty for $1,000 within six months following the announcement of a successful pre-feasibility study. This option expires seven years after the royalty is issued. The acquisition cost of $1,044 was paid in cash.

Anderson, Slick Rock and Workman Creek Projects

The Company holds a 1% net smelter return royalty for uranium on Anderson project, Slick Rock project, and Workman Creek project in the USA.

Cigar Lake, McArthur River and Dawn Lake Projects

The Company holds (i) a 1% gross overriding royalty on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano Canada Inc. ("Orano") on the McArthur River project located in Saskatchewan, Canada; (ii) a 10% to 20% sliding scale net profit interest ("NPI") royalty on a 3.75% share of overall uranium production, drawn from Orano's approximate 40.453% ownership interest in the Waterbury Lake / Cigar Lake project (the "Cigar Lake Project") located in Saskatchewan, Canada, and (iii) a 10% to 20% sliding scale NPI royalty on a 7.5% share of overall uranium production from the Dawn Lake project located in Saskatchewan, Canada. The sliding scale NPI royalty on the Cigar Lake Project and the Dawn Lake project will decrease to 10% after the combined production on the Cigar Lake and Dawn Lake projects reach 200 million pounds U3O8.

The Company has elected to receive royalty proceeds from the McArthur River mine through delivery of physical uranium. As a result, the Company recorded a depletion of $132 and $264 (2024: $132 and $265) on the McArthur River royalty and an increase in inventory by the same amount during the three and six months ended October 31, 2025.

Churchrock Project

The Company holds a gross overriding royalty of 6% "Mine Price" on a portion of the Churchrock uranium project, which anticipates recovery of reasonable and actual costs to transport the mineral to the final point of sale. As at October 31, 2025, the Company holds a 4% net smelter return royalty on the entire Churchrock property and a 6% gross overriding royalty on a portion of the Churchrock property in the USA.

Dewey-Burdock Project

The Company holds a 30% net proceeds royalty and a 2% to 4% gross value royalty on a portion of the Dewey-Burdock property in the USA.

Energy Queen, San Rafael and Whirlwind Projects

The Company holds a 1% gross value royalty on portions of the Energy Queen project, a 2% net smelter return royalty on portions of the San Rafael project and a 2% to 4% sliding scale gross value royalty on portions of the Whirlwind project in the USA. The Company may choose to take product payment in physical ore or concentrates produced from the Energy Queen and Whirlwind projects.

Lance Project

The Company holds a 4% gross revenues royalty on a portion of the Lance property and an additional 1% gross revenues royalty which covers the entirety of the current permitted project area in the USA.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

7. Royalties (continued)

Langer Heinrich Project

The Company holds a production royalty of Australian $0.12 per kilogram of yellow cake produced from the Langer Heinrich uranium project in Namibia.

The Company has received royalty proceeds of nil and $69 (2024: nil) during the three and six months ended October 31, 2025.

Michelin Project

The Company holds a 2% gross revenues royalty on the Michelin property in Canada.

Millennium and Cree Extension Projects

The Company holds a 10% NPI royalty on an approximate 20.6955% participating interest in the Millennium and Cree Extension projects in Saskatchewan, Canada. As a profit-based NPI interest, the acquired royalty is calculated based upon generated revenue, with deductions for certain expenses and costs, which include cumulative expense accounts, including development costs.

Reno Creek Project

The Company holds a 0.5% net profit interest royalty, with a maximum amount payable thereunder of US$2.5 million, on a portion of the Reno Creek property in the USA.

Roca Honda Project

The Company holds a 4% gross revenues royalty on a portion of the Roca Honda property in the USA. The royalty is subject to the right of the payor to purchase the royalty for US$5 million at any time prior to the first royalty payment becoming due thereunder.

Roughrider, Russell Lake and Russell Lake South Projects

The Company holds a 1.98% net smelter return royalty on the Roughrider, Russell Lake and Russell Lake South properties in Canada. The royalties on the Roughrider, Russell Lake and Russell Lake South projects are represented by the same royalty instrument.

Salamanca Project

The Company holds a 0.375% net smelter return royalty on the sale of products from the Salamanca project in Spain.

8. Issued Capital

8.1 Common Shares

The authorized share capital of the Company is comprised of an unlimited number of common shares and an unlimited number of preferred shares issuable in series without par value.

At-the-Market Equity Program

On August 20, 2025, the Company renewed its ATM (“At-The-Market’) Program that allows the Company to distribute up to US$54 million (or the equivalent in Canadian dollars) of ATM Shares to the public from time to time, through the agents, at the Company's discretion. The ATM Shares sold under the ATM Program, if any, will be sold at the prevailing market price at the time of sale.

Sales of ATM Shares will be made pursuant to the terms of an equity distribution agreement dated August 20, 2025 (the "2025 Distribution Agreement"). All sales under the ATM Program following August 20, 2025, are made under the 2025 Distribution Agreement. Unless earlier terminated by the Company or the agents as permitted therein, the 2025 Distribution Agreement will terminate upon the earlier of (a) the date that the aggregate gross sales proceeds of the ATM Shares sold under the ATM Program reaches the aggregate amount of US$54 million (or the equivalent in Canadian dollars); or (b) September 5, 2027.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

8. Issued Capital (continued)

8.1 Common Shares (continued)

At-the-Market Equity Program (continued)

During the three and six months ended October 31, 2025 and October 31, 2024, the Company issued 4,535,516 (2024: nil) common shares under the 2025 ATM Program for gross proceeds of $28.7 million (2024: $nil) with aggregate commissions paid or payable to the Agents and other share issue costs of $574 (2024: $nil). The ATM Program in place for the 2024 comparative year was not utilized and expired unused on August 20, 2025.

8.2 Reserves

Common Share Purchase Warrants and Options

The following outlines the movements of the Company’s warrants and share options:

	Warrants	Share Options	Total
	($)	($)	($)
Balance, as at April 30, 2024	3,641	2,675	6,316
Common shares issued upon exercise of warrants	(985)	—	(985)
Common shares issued upon exercise of options	—	(28)	(28)
Share-based compensation	—	381	381
Balance, as at October 31, 2024	2,656	3,028	5,684
Common shares issued upon exercise of warrants	(2,298)	—	(2,298)
Transfer of unexercised expired warrants to retained earnings	(358)	—	(358)
Common shares issued upon exercise of options	—	(72)	(72)
Share-based compensation	—	403	403
Balance, as at April 30, 2025	—	3,359	3,359
Common shares issued upon exercise of options	—	(309)	(309)
Share-based compensation	—	530	530
Balance, as at October 31, 2025	—	3,580	3,580

Share Options

The following outlines movements of the Company's share options:

	Number of options	Weighted Average Exercise Price ($)
Balance at April 30, 2025	2,018,300	3.48
Granted	381,788	5.66
Forfeited	(102,176)	3.32
Exercised	(181,074)	3.71
Balance at October 31, 2025	2,116,838	3.85

On October 3, 2025, the Company granted 348,200 share options at an exercise price of $5.86 per share to certain directors, officers, employees and consultants of the Company, respectively. These options are valid for a period of five years. The options will vest as follows: (a) 25% on the grant date; and (b) 25% on each of the dates that are 6, 12 and 18 months thereafter.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

8. Issued Capital (continued)

8.2 Reserves (continued)

Share Options (continued)

The weighted average fair value of the share options granted was $3.02 per share and it was estimated at the date of grants using the Black-Scholes option pricing model with the following weighted average assumptions:

Risk-free interest rate	2.57%
Expected life (years)	4.00
Expected volatility	65.71%
Expected dividend yield	0.00%
Estimated forfeiture rate	2.79%

A summary of share options outstanding and exercisable at October 31, 2025, are as follows:

	Options Outstanding			Options Exercisable
Exercise Price ($)	Number of Options Outstanding	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)	Number of Options Exercisable	Weighted Average Exercise Price ($)	Weighted Average Remaining Contractual Life (years)
2.00 to 2.99	397,550	2.92	2.81	397,550	2.92	2.81
3.00 to 3.99	1,323,088	3.56	1.94	1,204,272	3.53	1.72
4.00 to 4.99	23,000	4.21	3.30	18,750	4.26	3.14
5.00 and above	373,200	5.83	4.66	112,050	5.77	4.02
	2,116,838	$3.85	2.60	1,732,622	$3.54	2.13

The amount of share-based compensation expense recognized during the three and six months ended October 31, 2025 was $446 (2024: $292) and $530 (2024: $381), respectively.

8.3 Earnings (Loss) Per Share

	For the three months ended October 31,		For the six months ended October 31,
	2025	2024	2025	2024
	($)	($)	($)	($)
Net income (loss) for the period	2,055	(428)	3,579	(2,586)

Basic weighted average number of shares	134,541,984	121,970,820	134,089,127	121,393,943
Basic earnings (loss) per share	0.02	(0.00)	0.03	(0.02)

Effect of dilutive securities
Warrants	—	—	—	—
Stock options	537,456	—	297,909	—
Diluted weighted average number of common shares	135,079,440	121,970,820	134,387,036	121,393,943
Diluted earnings (loss) per share	0.02	0.00	0.03	(0.02)

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

9. Office and Administration Expenses

The following outlines the amounts included in office and administration expenses for the three and six months ended October 31, 2025 and 2024:

	For the three months ended October 31,		For the six months ended October 31,
	2025	2024	2025	2024
	($)	($)	($)	($)
Corporate administrative costs	248	306	446	401
Investor communications and marketing expenses	1,221	773	1,904	1,667
Uranium storage fees	410	390	821	781
Total	1,879	1,469	3,171	2,849

10. Financial Instruments

At October 31, 2025, the Company's financial assets include cash, restricted cash and short-term investments. The Company's financial liabilities include accounts payable and accrued liabilities, and lease liability. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

•
Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
•
Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
•
Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company's cash, restricted cash, and accounts payable and accrued liabilities approximate fair value due to their short terms to settlement. The fair value of short-term investments, which are classified as level 1 within the fair value hierarchy, is determined by obtaining the quoted market price of the short-term investment and multiplying it by foreign exchange rate, if applicable, and the quantity of shares held by the Company. Lease liability is measured at amortized cost. The fair value of the lease liability approximates its carrying value as its interest rate is comparable to current market rates.

10.1 Financial risk management objectives and policies

The financial risk arising from the Company's operations are credit risk, liquidity risk, commodity price risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company's ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

10.2 Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company's bank balances. The Company holds cash with Canadian chartered financial institutions of which the majority of its bank balances are uninsured as at October 31, 2025. The Company's maximum exposure to credit risk is equivalent to the carrying value of its cash and restricted cash balance. In order to mitigate its exposure to credit risk, the Company monitors its financial assets and maintains its cash deposits in several Schedule I chartered banks in Canada.

10.3 Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves and other liquid assets, it has sufficient working capital for its present obligations for at least the next twelve months commencing from October 31, 2025. The Company's working capital (current assets less current liabilities) as at October 31, 2025 was $271,626. The Company's accounts payable and accrued liabilities are expected to be realized or settled within a one-year period.

10. Financial Instruments (continued)

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

10.4 Commodity price risk

The Company's future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

10.5 Currency risk

Financial instruments that impact the Company's net income due to currency fluctuations include cash denominated in U.S. dollars. The impact of a Canadian dollar change against U.S. dollars on cash by 10% would have an impact of approximately $6,644 on net loss for the three months ended October 31, 2025.

10.6 Other price risk

The Company is exposed to equity price risk as a result of investing in other mining companies. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company's short-term investments held as at October 31, 2025, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $847 on other comprehensive income.

11. Related Party Transactions

11.1 Related Party Transactions

Related party transactions are based on the amounts agreed to by the parties. During the three and six months ended October 31, 2025 and 2024, the Company did not enter into any material contracts or undertake any significant commitment or obligation with any related parties other than as described herein and elsewhere in these financial statements.

11.2 Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity.

The remuneration of directors and key management, for the three and six months ended October 31, 2025 and 2024, comprised of:

	For the three months ended October 31,		For the six months ended October 31,
	2025	2024	2025	2024
	($)	($)	($)	($)
Management salaries	111	97	243	194
Directors’ fees	56	47	114	93
Share-based compensation	316	195	377	243
Total	483	339	734	530

12. Operating Segments

The Company conducts its business as a single operating segment, being the acquiring and assembling a portfolio of uranium royalties, investing in companies with exposure to uranium and physical uranium. The Company also engages in the purchase and sale of physical uranium from time to time. Except for the royalties on uranium projects located in the USA, Namibia and Spain, substantially all of the Company's assets and liabilities are held within Canada.

12.1 Sales of Uranium Inventory

Sales of uranium inventory for the three and six months ended October 31, 2025 and 2024 were all generated in Canada.

Uranium Royalty Corp. Notes to Condensed Interim Consolidated Financial Statements (Unaudited, expressed in thousands of Canadian dollars unless otherwise stated)

12. Operating Segments (continued)

12.2 Major Customers

Revenue from sales of uranium inventory from major customers for the three and six months ended October 31, 2025 and 2024 are summarized as follows:

	For the three months ended October 31,		For the six months ended October 31,
	2025	2024	2025	2024
	($)	($)	($)	($)
Customer A	—	10,862	—	10,862
Customer B	—	—	33,164	—
Total	—	10,862	33,164	10,862

13. Commitments

On November 17, 2021, as amended on June 11, 2024, the Company entered into agreements with CGN Global Uranium Ltd ("CGN"), pursuant to which the Company agreed to purchase an aggregate 500,000 pounds U3O8 at a weighted average price of US$47.71 per pound, of which an aggregate of 400,000 pounds U3O8 were delivered as at October 31, 2025. The delivery of the remaining 100,000 pounds U3O8 for approximately $6.8 million is required in January 2026.

14. Subsequent Events

Subsequent to October 31, 2025, the Company issued an additional 2,875,674 ATM Shares under the ATM Program for aggregate gross proceeds of $15.2 million (US$10.8 million) on the Nasdaq (representing net proceeds of US$10.7 million), and the Agents were paid aggregate commissions on such sales of approximately US$0.2 million.